AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1997



                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 14D-1
                       (AMENDMENT NO. 2 -- FINAL AMENDMENT)
                              TENDER OFFER STATEMENT
        PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SCHEDULE 13D
                                 (AMENDMENT NO. 7)
        (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)

                                   CALGENE, INC.
                                 (Name of issuer)

                        MONSANTO ACQUISITION COMPANY, INC.
                                 MONSANTO COMPANY
                       (Name of Person(s) Filing Statement)

                      COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of class of securities)

                                    129598 10 8
                       (CUSIP number of class of securities)


                             R. WILLIAM IDE, III, ESQ.
               MONSANTO COMPANY & MONSANTO ACQUISITION COMPANY, INC.
                            800 N. LINDBERGH BOULEVARD
                             ST. LOUIS, MISSOURI 63167
                                  (314) 694-1000
       (Name, address and telephone number of persons authorized to receive notices and communications on behalf of persons filing statement)

                                     COPY TO:
                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000



                                   APRIL 7, 1997
      (Date Tender Offer First Published, Sent or Given to Security Holders)

            THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER.

                             CALCULATION OF FILING FEE
           TRANSACTION VALUATION         AMOUNT OF FILING FEE
               $242,759,368*                   $48,553**

      * For purposes of fee calculation only. The total transaction value is based on 66,741,035 Shares outstanding as of April 2, 1997 less 36,396,114 Shares owned by Parent and Purchaser, multiplied by the offer price of $8.00 per Share.

      ** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

      [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

      Amount Previously Paid:            $48,553
      Filing Parties:                    Monsanto Company, Monsanto
                                         Acquisition Company, Inc.
      Form of Registration No.:          Schedule 14D-1
      Date Filed:                        April 7, 1997

                                   INTRODUCTION

                This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 7, 1997 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company ("Parent") and Monsanto Acquisition Company, Inc. ("Purchaser"). The Schedule 14D-1 and this Amendment relate to a tender offer by Purchaser for all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Calgene, Inc. (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
        (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

                This Amendment is also Amendment No. 7 to Schedule 13D of
        Parent.

        ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                   Each of paragraphs (a) and (b) of Item 6 are hereby amended by adding at the end thereof the following:

                         The Offer expired at 12:00 midnight, New York
             City time, on May 2, 1997. According to a preliminary count by The First National Bank of Boston, the depositary for the Offer, as of 12:00 midnight, New York City time, on May 2, 1997, there were validly tendered pursuant to the Offer 26,753,526 Shares (including 422,443 Shares tendered pursuant to the procedures for guaranteed delivery set forth in the Offer to Purchase), representing approximately 94.6% of the total number of Shares currently outstanding. Pursuant to the Offer, Purchaser has accepted for payment all such Shares validly tendered in accordance with the terms of the Offer.

                         The information set forth in the press release
             issued by Parent on May 5, 1997 is incorporated herein by reference and is filed as Exhibit (a)(10) to this Amendment.


        ITEM 10.  ADDITIONAL INFORMATION

                   The information set forth in the press release issued by Parent on May 5, 1997 is incorporated herein by reference and is filed as Exhibit (a)(10) to this Amendment.


        ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

                   (a)(10) Text of Press Release, dated May 5, 1997, issued by Monsanto Company.





                                    SIGNATURES

             After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                  MONSANTO COMPANY


                                  By: /s/ Hendrik A. Verfaillie
                                  Name:  Hendrick A. Verfaillie
                                  Title: Executive Vice President



                                  MONSANTO ACQUISITION COMPANY, INC.


                                  By: /s/ Hendrik A. Verfaillie
                                  Name:  Hendrick A. Verfaillie
                                  Title: President



        Dated:  May 6, 1997





                                   EXHIBIT INDEX

            EXHIBIT
              NO.    DESCRIPTION

           (a)(1)*  Form of Offer to Purchase, dated April 7, 1997.

           (a)(2)*  Form of Letter of Transmittal.

           (a)(3)* Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

           (a)(4)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

           (a)(5)*  Form of Notice of Guaranteed Delivery.

           (a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)* Summary Advertisement as published in The Wall Street Journal on April 7, 1997.

           (a)(8) Text of Joint Press Release, dated April 1, 1997, issued by Calgene, Inc. and Monsanto Company (incorporated by reference to Exhibit 3 to the Schedule 13D (Amendment No.
                    5) filed by Monsanto Company with the SEC on April 2,
                    1997).

           (a)(9)* Text of Press Release, dated April 7, 1997, issued by Monsanto Company.

           (a)(10) Text of Press Release, dated May 5, 1997, issued by Monsanto Company.

           (b)      Not applicable.

           (c)(1) Agreement and Plan of Merger, dated as of March 31, 1997, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 5) filed by Parent and Purchaser with the Commission on April 1, 1997).

      ---------------------
      *    Previously filed





            EXHIBIT
              NO.    DESCRIPTION

           (c)(2) Amendment to the Amended and Restated Stockholders Agreement, dated as of March 31, 1997, by and between Parent and the Company (incorporated herein by reference to Exhibit 2 to the Schedule 13D (Amendment No. 5) filed by Parent and Purchaser with the Commission on April 1,
                    1997).

           (c)(3) Agreement and Plan of Reorganization, dated as of October 13, 195, between Monsanto Company and Calgene, Inc. (A)

           (c)(4) Stock Purchase Agreement, dated as of September 27, 1996, between Monsanto Company and Calgene, Inc. (B)

           (c)(5) Amended and Restated Stockholders Agreement, dated as of November 12, 1996, between Monsanto Company and Calgene, Inc. (B)

           (c)(6) Stockholders Agreement, dated as of March 31, 1996, between Monsanto Company and Calgene, Inc. (A)

           (c)(7) Calgene Credit Facility Agreement, dated as of March 31, 1996, between Calgene, Inc. and Monsanto Company. (A)

           (c)(8) Gargiulo Credit Facility Agreement, dated as of March 31, 1996, between Calgene, Inc. and Monsanto Company. (A)

           (c)(9)* Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.

           (c)(10)* Complaint filed January 29, 1997, in Siegel v. Calgene, Inc. et al.

           (c)(11)* Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.


      ---------------------
      *    Previously filed

      (A) Incorporated herein by reference to the Registration Statement on Form S-4, filed by the Company with the SEC on February 6, 1996.

      (B) Incorporated herein by reference to the Transition Report on Form 10-K for the six-month period ended December 31, 1996, filed by the Company with the SEC on March 31, 1997.





            EXHIBIT
              NO.    DESCRIPTION

           (c)(12)* Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.

           (c)(13)* Complaint filed January 29, 1997, in Manson v. Fortune, et al.
           (c)(14)* Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.

           (c)(15)* Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.

           (c)(16)* Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.

           (c)(17)* Order of Consolidation, dated March 10, 1997.

           (c)(18)* Memorandum of Understanding, dated March 31, 1997.

           (c)(19)* Complaint filed by Fletcher Capital Markets, Inc. in the United States District Court for the District of Delaware on April 30, 1997.

           (d)      Not applicable.

           (e)      Not applicable.

           (f)      Not applicable.


      ---------------------
      *    Previously filed